Exhibit 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges for our company and our subsidiaries for each of the periods indicated.  We calculated the ratio of earnings to fixed charges by dividing earnings by total fixed charges.  Earnings are defined as income from continuing operations before provision for income taxes plus Fixed Charges. Fixed charges are defined as the sum of interest expenses plus amortized capitalized expenses related to indebtedness plus an estimate of the interest within rental expense.

	Fiscal Year
(in thousands and unaudited)	2003		2002		2001		2000		1999
Earnings:
Income from continuing operations before provision for income taxes	17,604		10,337		9,602		6,447		2,919
Fixed charges	5,434		802		940		2,087		1,092
	$23,038		$11,139		$10,542		$8,534		$4,011

Fixed Charges:
Interest expense	4,384		239		512		1,651		653
Estimate of interest within rental expense	1,050		563		428		436		439
	$5,434		$802		$940		$2,087		$1,092

Ratio of earnings to fixed charges	4.24	x	13.88	x	11.21	x	4.09	x	3.67	x